TO: ALL REGISTERED AND NON REGISTERED SHAREHOLDERS OF AVINO SILVER & GOLD MINES LTD. (the “Company”)

National Policy No. 41 provides Shareholders with the opportunity to elect annually to have their name added to the Company’s Supplemental mailing List in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return this form together with your proxy or, if mailed separate, send to:

AVINO SILVER & GOLD MINES LTD. Suite 400, 455 Granville Street Vancouver, British Columbia V6C 1T1

Please print name of Shareholder

Street Address

City/Town

Province/State Postal/Zip Code

By signing below, the Undersigned hereby certifies to be a Shareholder of the Company:

DATED:

Signature of Shareholder